

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

Via E-mail
Patrick J. Mahaffy
President and Chief Executive Officer
Clovis Oncology, Inc.
2525 28th Street, Suite 100
Boulder, Colorado 80301

>   **Re: Clovis Oncology, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 23, 2011**
>   **File No. 333-175080**

Dear Mr. Mahaffy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement or providing the requested information, as applicable. If you do not believe any of our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have submitted an application for confidential treatment with respect to some of the documents you have filed as exhibits to your registration statement. Please be advised that we will review this application independently and will forward you any comments relating to your confidential treatment request under separate cover.

2. We further note that you have not yet included certain material information in your registration statement and that you intend to file some of your exhibits by amendment. Please be advised that we will not be able to clear our review of your registration statement until it is complete and all outstanding exhibits have been filed. We may have comments concerning the additional disclosure and exhibits.

3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Prospectus Summary

Overview, page 1

4. Please disclose in this section that you have not generated any revenues to date, do not expect to generate revenues until 2014 at the earliest and have an accumulated deficit as of March 31, 2011 of $63.3 million.

Our Strategy, page 2

5. The disclosure included under the second and third bullet points is not in compliance with "plain English" requirements applicable to the prospectus summary. Please amend this disclosure to remove terminology that would not be easily understood by the lay reader and to replace it with language that conveys these aspects of your business strategy in a clear and concise fashion. If a term is integral to this part of your strategy, such as "companion diagnostics," you should define it and make clear how these companion diagnostics can be used to support your research and development. Also, in making these revisions, please be mindful that when you make a seemingly factual assertion, you should provide an independent basis for it; otherwise, you should qualify such statements as ones of opinion. This comment is also applicable to the disclosure on page 57 in your Business discussion.

6. In your fourth bullet point, please expand your disclosure to provide examples of the regulatory authorities in major markets that are accepting one core dossier. This comment is also applicable to the disclosure on page 58 in your Business discussion.

7. In your fifth bullet point and also on page 58, please provide an independent basis for your statement that "(t)here are a relatively small number of oncologists practicing in each of the major pharmaceutical markets and even smaller number of oncology opinion leaders who significantly influence the types of drugs prescribed in cancer therapy." If you cannot provide such support, please either remove this sentence or change it to make it clear that you are expressing your opinion.

Our Product Pipeline, page 3

8. For each product candidate, please disclose in this section the third parties from which the product is licensed.

9. Please make it clear where applicable that the "pivotal" clinical study you reference in your discussion of CO-101 is in fact a Phase III study.

10. Please explain here and in your Business discussion what you mean by "first-line" and "second-line" treatment or therapy.

11. Please provide at least one example here of a study that assessed the correlation of hENT1 expression to the survival rates of pancreatic cancer patients. In addition, please also expand your disclosure here and throughout your Business section to disclose how you estimate the percentage of pancreatic patients that express low levels of hENT1.

12. On page 4 and throughout your Business section, please expand your disclosure to disclose the independent bases for your statements concerning the rate of initiating mutations in NSCLC patients as well as the rate of the T790M mutation.

13. You disclose that you intend to develop CO-338 as both monotherapy and as a therapy in combination with chemotherapeutic agents for the treatment of selected cancer patients. Please disclose here and in your Business section the type of cancer patients you intend to treat with this drug candidate.

Risk Factors, page 10

14. Please revise your first paragraph in this section to remove the statement, "Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations." It is not appropriate to refer to unknown or immaterial risks.

"If we fail to obtain additional financing, we may be unable to complete the development and commercialization…" page 10

15. You disclose that the report of your independent registered public accounting firm on your financial statements contains an explanatory paragraph stating that your recurring losses from operations raise substantial doubt about your ability to continue as a going concern. Please expand your risk factor to disclose the effects that of this explanatory paragraph on your ability to obtain additional funding.

"Clinical drug development involves a lengthy and expensive process…" page 12

16. Please expand your disclosure in the last paragraph of this risk factor to disclose the date in which you entered into a license agreement with Pfizer.

"Our product candidates may cause undesirable side effects…" page 14

17. Please expand your disclosure to describe myelosuppression.

18. Based on your disclosure on page 64, please expand the list of side effects experienced with CO-101 to include the reduction of white blood cells and reduction of blood platelet cells.

"Failure to successfully validate, develop and obtain regulatory approval for companion diagnostics could harm our drug development strategy," page 14

19. Please explain in this risk factor that you do not develop companion diagnostics internally and are therefore reliant on partners to do so.

"If we establish the hENT1 cut-off improperly, or if our LEAP trial results do not support the hENT1 hypothesis, we could jeopardize our potential for success for CO-101," page 15

20. Please expand your disclosure in this risk factor to reference at least one independent study that you believe shows a correlation between hENT1 expression levels and response to gemcitabine therapy. Further, you should also include an example of at least one of the "multiple publications" that you assert supports the theory that hENT1-high patients respond better to gemcitabine therapy than hENT1-low patients.

"If we are unable to obtain regulatory approval of our product candidates, we will not be able to commercialize them and our business will be adversely impacted," page 15

21. Please distinguish this risk factor and the heading thereof with the risk factor beginning on page 13, as there appears to be overlap between the risk factors.

"We rely on third parties to conduct our preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval . . .," page 16

22. Please list the third-party contract research organizations you are reliant upon in this risk factor. In addition, please file your agreements with these organizations as exhibits to your registration statement and describe their material terms in the Business section of your disclosure. If you believe you are not substantially dependent on these agreements, please provide us with a detailed analysis that supports your belief.

"We rely completely on third parties to manufacture our preclinical and clinical drug supplies and we in then to rely on third parties to produce commercial supplies of any approved product candidate . . .," page 17

23. Please list the third-party contract manufacturers you rely on to produce your product candidates in this risk factor and also on page 86.

<u>"We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete directly," page 19</u>

24. Please include the names of your principal competitors in this risk factor, as you have done on pages 72-73.

<u>"If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market," page 24</u>

25. Please note in this risk factor that your patent portfolios relating to CO-101 and CO-338 will expire in less than ten (10) years and that there is no assurance that you will be able to extend these patents either in the United States or in other jurisdictions.

<u>"Third-party claims of intellectual property infringement may prevent…" page 25</u>

26. You disclose that you are aware of a family of patents and patent applications controlled by a third party that claim certain uses of PARP inhibitors that could potentially be asserted against your use of CO-338 in certain indications. Please expand your disclosure here and also on page 84 to disclose the indications that may be affected and whether or not the third party has asserted any claims against your or Pfizer's use of CO-338.

<u>"If we breach any of the agreements under which we license commercialization rights to our product candidates from third parties, we could lose license rights that are important to our business," page 27</u>

27. Please include in this risk factor the counter-parties of each of your license agreements and the product to which each agreement relates.

<u>"We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives," page 30</u>

28. We note your assertion that you cannot predict or estimate the additional costs you may incur as a result of the legal, accounting and other requirements of being a public company. Please delete this statement and include your best estimate of these expenses during your first year as a public company, and on an annual basis thereafter.

<u>Cautionary Note Regarding Forward-Looking Statements and Industry Data, page 34</u>

29. You include numerous statements in the last paragraph on page 35 that appear to imply that you are not assuming liability for the statistical and other industry and market data included in your registration statement, which is not appropriate. Please revise this paragraph to remove each statement which has this implication, including:

- "there can be no assurance as to [publications and surveys'] accuracy or completeness";

- "we have not independently verified market and industry data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein";

- "we do not know all of the assumptions that were used in preparing such industry and market data"; and

- "Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty. In addition, we do not know all of the assumptions that were used in preparing such industry and market data. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors."

30. We note the risks described in the last bullet point in the immediately preceding comment. If you believe that the potential inaccuracy of the data or your estimates that you rely upon in developing your product candidates involves a material risk to your business, please expand your disclosure in your risk factor section to address this risk.

Use of Proceeds, page 36

31. Please revise your disclosure to separately estimate the amount of proceeds you will use to fund

- Your clinical trials related to CO-101;

- Your clinical trials related to CO-338;

- To advance the development of CO-1686; and

- for working capital and general corporate purposes.

Please also disclose the stage of development you expect to achieve for each product candidate using these funds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 47

32. With respect to your common stock valuation, please expand your disclosure to include all disclosures required by paragraphs 179-182 of the AICPA Practice Aid. More specifically, please do the following:

- Qualitatively and quantitatively discuss the significant factors, assumptions and methodologies used in the contemporaneous valuations at each assessment date, including how the business enterprise value was estimated and changed;

- Quantitatively disclose how each valuation considered the future potential outcomes as well as values and probabilities associated with operating performance, financial condition, progress in your product research and development and clinical trial activities and the probability of achieving liquidity through an initial public offering or the sale of your business;

- Quantify the "Discounts for lack of marketability" for each measurement date and discuss factors used in their determination; and

- With respect to your 2010 and 2011 stock option issuances, please explain in your disclosure why the value is significantly less than the price of the Convertible preferred stock issuances. We note that the preferred stock is convertible on a 1:1 basis.

33. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Once you have disclosed an estimated offering price, please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Business

CO-101 – a Lipid-Conjugated form of the Anti-Cancer Drug Gemcitabine, page 59

34. In your discussion of the pancreatic cancer market overview on page 59, please attribute each statistic of new cases in the United States, the European Union and Japan, as well as the percentage of the disease that is either Stage III or Stage IV to one or more of the published reports.

35. On page 60, you discuss the results of a 2009 retrospective analysis of a study. Please disclose the year in which the original study was concluded and describe whether there are any risks or concerns associated with data from a retrospective analysis.

36. On page 61, you disclose below the graphs of the 2009 retrospective analysis that "'High hENT1' was defined by strong reactivity in greater than 50% of neoplastic cells on IHC, whereas 'no hENT1' was defined as no staining in greater than 50% of neoplastic cells. A score of low hENT1 staining was given to all cases in between." Please disclose whether you are using the same definitions for each of the studies listed in the table on page 61. If you are not using the same definitions, please expand your disclosure to disclose the definitions used for each study.

37. Please expand your table on page 61 to disclose the number of patients in each study that had low levels of hENT1.

38. Please expand your disclosure under "Regulatory strategy" on page 65 to summarize the formal regulatory advice that was obtained from the FDA and EMA in response to a briefing document and questions submitted in 2010. Please also clarify if you have a Special Protocol Assessment with the FDA and if so, whether the LEAP study complies with the terms of the SPA.

39. On page 66, you disclose that CO-101 has an orphan drug designation in the United States and the European Union for the treatment of pancreatic cancer. Please expand your disclosure here and, if applicable, your risk factor section to disclose any relevant risks to you as a result of this designation.

CO-1686 - an Oral EGFR Mutant-Selective Inhibitor, page 66

40. In your discussion of the market overview for CO-1686, please attribute each statistic of estimated new cases of lung cancer in the European Union and Japan to one or more of the published reports.

41. Please revise your disclosure to provide an independent basis for your statements that "NSCLC accounts for approximately 85% of lung cancer cases", "patients with locally advanced or metastatic NSCLC have five-year survival rates of just 24% and 4%, respectively" and "at the time, it was noted that a small subset of patients experienced profound tumor responses to TKI therapy."

42. You state on page 67 that "(i)t was subsequently shown that EGFR mutations generate tumors with adenocarcinoma histology" in different percentages among Caucasians and people of East Asian descent. Please amend your disclosure to disclose who conducted the tests and/or clinical trials that produced this new data and when such tests or trials were completed.

CO-338 - a PARP Inhibitor, page 69

43. Under "Synthetic Lethality" on pages 70-71, you state that synthetic lethality was shown to be valid in humans in 2009 and discuss an ovarian cancer study with an oral PARP inhibitor. Please amend your disclosure to disclose who conducted the studies and/or clinical trials that produced the new data and when the ovarian cancer study was completed.

44. Please revise your disclosure to provide an independent basis for your statements that "high grade serous ovarian cancer… accounts for 80% of the 22,000 newly diagnosed cases in the United States" and "BRCA mutation or BRCA-ness is believed to be present in at least 50% of tumors."

45. Please expand your disclosure to describe a "partial response."

Collaborators and License Agreements, page 73

46. Please amend your disclosure to describe the material terms of your agreements with Ventana Medical Systems and Roche Molecular Systems for the development of companion diagnostics for CO-101 and CO-1686, respectively. Please also file these agreements as exhibits to your registration statement. If you believe you are not substantially dependent on these agreements, please provide us with a detailed analysis that supports your belief.

47. Please expand your disclosure of each of your license agreements to provide a range of royalty payments under each agreement as we believe this is a material term of the agreement (e.g. "low-single digits" or a range not to exceed ten percent).

Manufacturing, page 85

48. We note that in your risk factor on page 17 you state that you have no long-term agreements in place with your contract manufacturers. In this discussion, please describe the terms of your current agreements, including payment, duration and termination provisions, with the manufacturers of CO-101 and CO-1686. If you have no formal agreements of any kind with these manufacturers, please state this explicitly in your disclosure.

Executive and Director Compensation, page 95

Annual Discretionary Performance Bonuses, page 96

49. You disclose that the compensation committee subjectively reviewed your overall performance and determined that in a normal year, bonus awards would have been made in an amount equal to 80% of target levels based on your overall performance during

Patrick J. Mahaffy
Clovis Oncology, Inc.
July 20, 2011
Page 10

2010. Please expand your disclosure to discuss what was considered in your "overall performance." For example, please tell us whether the committee look at research and development expenses, licensing arrangements, employee matters or other developments in your business.

Principal Stockholders, page 105

50. In the relevant footnotes to the beneficial ownership table on page 106, please state the name(s) of the individual or individuals who have voting, investment and/or dispositive power over the shares held by the entities affiliated with Domain Associates, the entities affiliated with New Enterprise Associates, Inc. (not including NEA Ventures 2009), and the entities affiliated with Aberdare Ventures.

Shares Eligible for Future Sale

Lock-up Agreements, page 113

51. Please file your form of Lock-up Agreement as an exhibit to your registration statement.

Notes To Consolidated Financial Statements

6. Convertible Preferred Stock and Stockholders' Deficit

Preferred Stock, page F-13

52. Please revise your disclosure to discuss the factors that contributed to the $1.62 increase in per share price during the nine day period from the issuance of Series A-2 at $3.00 on November 9, 2009 to $4.62 for the issuance of Series B on November 18, 2009.

53. We note the classification of your Series A-1, A-2 and B Convertible preferred shares in the mezzanine on your balance sheet at December 31, 2009, 2010 and March 31, 2011. Please tell us the terms, rights and features of these instruments (i.e. redemption features) and how you considered these features as well as ASC 815-15-25-1 and ASC 480-10-S99 in determining that this classification is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Peklenk at (202) 551-3661 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551- 3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Peter H. Jakes, Esq.
        William H. Gump, Esq.
        Thomas Mark, Esq.
        Willkie Farr & Gallagher LLP
        787 Seventh Avenue
        New York, N.Y. 10019